UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-15060
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
UBS Savings and Investment Plan
677 Washington Boulevard
Stamford, CT 06901
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UBS AG
Bahnhofstrasse 45
CH-8098 Zurich, Switzerland

UBS SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2007 and 2006
With Reports of Independent Registered Public Accounting Firm

UBS SAVINGS AND INVESTMENT PLAN
December 31, 2007 and 2006

Page(s)
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-18

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)	19

Signature Page	20
EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - MITCHELL & TITUS
EX-23.2: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - ERNST & YOUNG

EXHIBITS	Description
23-1	Consent of Independent Registered Public Accounting Firm — Mitchell & Titus
23-2	Consent of Independent Registered Public Accounting Firm — Ernst & Young
Schedules of Series of Transactions in the Same Security Exceeding 5%, Assets Acquired and Disposed Within the Plan Year, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2007 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

▪	Mitchell & Titus LLP One Battery Park Plaza New York, NY 10004-1461	▪	Phone:(212) 709-4500 Fax: (212) 709-4680 www.mitchelltitus.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Retirement Board and Savings Plan Committee for the UBS Savings and Investment Plan
We have audited the accompanying statement of net assets available for benefits of the UBS Savings and Investment Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financials statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with US generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements for the year ended December 31, 2007, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus LLP
New York, New York
June 24, 2008
A member firm of Ernst & Young Global Limited

Ernst & Young LLP	Phone: (212) 773-3000
5 Times Square	www.ey.com
New York, New York 10036-6530
Report of Independent Registered Public Accounting Firm
To the Retirement Board and Savings Plan Committee for the UBS Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the UBS Savings and Investment Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financials statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the change in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young
June 22, 2007

UBS SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

ASSETS
Investment in UBS AG Master Trust, at fair value	$1,421,768,365	$1,254,209,679
Participant loans	16,373,400	14,620,190

	$1,438,141,765	$1,268,829,869

Contributions Receivable:
Employee	—	1,581,164
Employer	41,531,918	35,733,120

Total assets	1,479,673,683	1,306,144,153

LIABILITIES
Payable to employees	—	292,688

Total liabilities	—	292,688

Net assets available for benefits	$1,479,673,683	$1,305,851,465

The accompanying notes are an integral part of these financial statements.

UBS SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006

ADDITIONS TO NET ASSETS
Investment Income from UBS AG Master Trust:
Net realized/unrealized appreciation/depreciation in the fair value of investments	$(18,913,907)	$109,229,246
Dividend and interest income	84,688,772	44,387,456

	65,774,865	153,616,702

Contributions:
Participants	125,858,947	103,937,048
Employer, net	78,525,744	66,313,747

Total contributions	204,384,691	170,250,795

Total additions to net assets	270,159,556	323,867,497

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	95,335,227	60,489,691

Net increase prior to transfers	174,824,329	263,377,806

Net transfers (to) from other plans	(1,002,111)	67,696,824

Net increase in net assets available for benefits	173,822,218	331,074,630

Net Assets Available for Benefits:
Beginning of year	1,305,851,465	974,776,835

End of year	$1,479,673,683	$1,305,851,465

The accompanying notes are an integral part of these financial statements.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
NOTE 1 DESCRIPTION OF THE PLAN
The following description of the UBS Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Document for more complete description of the provisions of the Plan and detailed definitions of various Plan terms.
General
The Plan is a defined contribution plan, which provides retirement benefits to all eligible employees of the UBS United States Operations (the “Company”), which includes UBS Securities LLC, UBS AG, UBS Services LLC, UBS O’Connor LLC, UBS Energy LLC, UBS Alternative and Quantitative Investments LLC, UBS Global Asset Management (Americas) Inc., UBS Realty Investors LLC, UBS Americas Inc., UBS Clearing Services Corp., Dillon Read Capital Management LLC, UBS USA LLC and Prediction Company LLC. All Company employees on US payroll, including part-time employees, are eligible to participate in the Plan upon the completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The Plan is administered by the Retirement Board and Savings Plan Committee (the “Retirement Board”) of the Company. State Street Corporation (the “Trustee”) is the Plan’s trustee, Hewitt Associates LLC is the Plan’s record keeper, and Callan Associates serves as the Plan’s investment advisor. At December 31, 2007 and 2006, there were 15,801 and 14,901 Plan participants, respectively.
The Plan’s assets are invested in a master trust which in turn invests in mutual funds, commingled funds, separately-managed accounts, and the UBS Company Stock Fund (the “UBS Stock Fund”).
Certain accounting and other administrative services are provided by the Company at no charge to the Plan.
For the years ended December 31, 2007 and 2006, all expenses related to the administration of the Plan and all fees paid to the Trustee and third party service providers were paid by Plan Sponsor on behalf of the Plan.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
NOTE 1 DESCRIPTION OF THE PLAN (continued)
Master Trust
The UBS AG Master Trust (the “Master Trust”) was established on September 1, 1996 for the Plan. The Master Trust consists of the Plan and the UBS Pension Plan Trust (the “Pension Plan”). The investments of both plans are held in the Master Trust, which is administered by the Trustee. Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of each plan.
Contributions
Each year, Plan participants may elect to contribute, on a pre-tax basis, an amount representing from 1% to 50% of their eligible compensation, including all or a portion of their discretionary annual incentive bonus, subject to the maximum allowable contribution as established by the Internal Revenue Code (the “Code”). The maximum allowable contributions were $15,500 and $15,000 for 2007 and 2006, respectively. As a result of the Economic Growth and Tax Relief Reconciliation Act, the maximum allowable pre-tax contributions for participants who attained age 50 on or before December 31, 2007 and 2006 were $20,500 and $20,000, respectively. These limits are subject to change in future years to be consistent with IRS limitations. The Company contributes an amount (the “Company Match”), up to 75% of the first 4% of each participant’s eligible annual compensation contributed, subject to limitations, to each participant’s account.
Employer contributions (the “Retirement Contribution”) are calculated based on 4% of eligible annual compensation as of the last day of the fiscal year (subject to statutory limits) and applied to the participant accounts as soon as administratively feasible the following year. The Retirement Contributions, approximately $41,532,000 and $34,692,000 as of December 31, 2007 and 2006, respectively, are reflected as employer contribution receivable on the Statements of Net Assets Available for Benefits.
Employees hired on or after December 2, 2001 automatically become participants of the Plan and will receive the Retirement Contribution after meeting certain eligibility requirements. Employees hired on or before December 1, 2001 were provided a one-time option to elect to receive Retirement Contributions beginning January 1, 2002, or to continue receiving annual benefit accruals in the UBS Pension Plan.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
NOTE 1 DESCRIPTION OF THE PLAN (continued)
Participant Accounts
Under the Plan, each participant has two accounts—their Employee Account and their Company Account. When the Company Account is funded, the participant has a one-time opportunity to make an investment election for the contribution. Thereafter, the two accounts are managed by the employee as a single account. Only one asset allocation can be selected for both the Employee Account and the Company Account. The participant’s Employee Account reflects all contributions made by the participant and the Company Match, in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.
The participant’s Company Account reflects the Retirement Contribution for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these contributions.
Vesting
A participant is 100% vested in his or her Retirement Contribution plus earnings thereon after five years of service (three years effective 1/1/07), becoming totally and permanently disabled, or upon death. In addition, participants are immediately fully vested in their pre-tax 401(k) contributions and the Company matching contributions in the Plan.
Certain individuals who were transferred into the Plan from the UBS Financial Services Inc. 401(k) Plus Plan became 100% vested in the UBS Financial Services Inc.’s matching contributions to their accounts plus earnings thereon after three years of combined service at UBS AG and its affiliates, and 100% vested in those respective companies’ retirement contributions to their accounts plus earnings thereon after five years of vesting service (three years effective 1/1/07) at UBS AG and its affiliates.
Forfeited balances of terminated participants’ non-vested Company Account are used to reduce the Company’s contributions to the Plan. For the years ended December 31, 2007 and 2006, the Retirement Contributions were reduced by approximately $2,525,000 and $2,477,000, respectively, from forfeited non-vested accounts.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
NOTE 1 DESCRIPTION OF THE PLAN (continued)
Payment of Benefits
Upon the termination of employment for any reason, including death, a participant, or his or her beneficiary, may receive a distribution of the entire vested account balance, generally in a cash lump sum payment, unless any portion of such participant’s account is invested in the UBS Stock Fund, in which case the participant may elect to receive such portion in UBS shares. If the balance in the account is greater than $1,000 (before March 28, 2005, $5,000), the participant may elect to defer the lump sum distribution until a future time, but not beyond April 1 of the year following the year the participant attains age 70 and a half.
A participant may elect to withdraw all or part of the balance of his or her account after attaining age 59 and a half, as provided by the Plan. Subject to approval by the Retirement Board, participants may also make special withdrawals for reasons of financial hardship as provided by the Plan.
Participant Loans
Loans to participants are permitted under certain conditions provided for by the Plan. Participants can borrow up to the lesser of 50% of their vested account balance or $50,000. This $50,000 limit is reduced by the excess of the participant’s highest outstanding loan balance from his or her account during the 12-month period before the loan is made (even if repaid) over the participant’s outstanding loan balance on the date the loan is made. The period of loan repayment shall not exceed five years except in instances of loans related to the purchase of a primary residence. Such loans shall not exceed 25 years. All loans, including interest, are to be repaid in level amounts through payroll deductions no less frequently than quarterly over the life of the loan.
Plan Termination
Although the Retirement Board has not expressed any intention to do so, it reserves the right to amend, modify, or terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, affected participants shall become fully vested in their Company Accounts. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in such a manner as the Company may determine.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with US generally accepted accounting principles. Benefits to participants are recorded when paid.
Valuation of Investments and Income Recognition
The Plan records its investment in the Master Trust at fair value, which represents the Plan’s interest in the net assets of the Master Trust.
Investments held by the Master Trust are stated at fair value. Fair value is determined by the last quoted market price on the last business day of the Plan year where there is an active market for the investment, which includes publicly traded mutual funds. The Plan’s participation in collective trust funds is stated at the last reported redemption price, which is based on the current market values of the underlying assets of each fund as of the last business day of the Plan year.
Participant loans and the Collective Short-Term Investment Fund are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of the accompanying financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurement (“FAS 157”), which establishes a framework for measuring fair value under US generally accepted accounting principles and expands disclosure about fair value measurements. FAS 57 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan’s management does not believe that the adoption of FAS 157 will have a material impact on the Plan’s financial statements.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
NOTE 3 INVESTMENTS
Investments within the Master Trust that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2007	2006
Vanguard 500 Index Fund, 2,113,505 and 2,124,501 shares, respectively	$283,505,504	$277,438,650
UBS Stock Fund, 4,416,420 shares		111,198,046
Julius Baer International Equity Strategy Fund 5,005,449 and 2,553,613 shares, respectively	223,643,458	110,086,242
UBS Select Money Market Fund, 6,312,247 and 6,373,021 shares, respectively	99,789,102	95,748,847
UBS U.S. Equity Fund, 4,842,815 and 4,583,213 shares, respectively	92,637,444	91,801,765
UBS Multi Asset Portfolio Collective Fund, 67,514 and 45,218 shares, respectively	145,903,991	91,722,692
Vanguard Prime Money Market Fund, 10,402,400 and 7,965,574 shares, respectively	123,525,082	89,839,711
The Master Trust holds the investments of the Plan and the Pension Plan. Each participating retirement plan has an interest in the Master Trust as detailed in the table below. Investment income and expenses are allocated to the Plan based upon its pro rata share of the net assets of the Master Trust. The Trustee accounts for the Pension Plan’s investment income and expenses in a separate account from the Plan. The plans’ interests in the net assets of the Master Trust were as follows:

	December 31
Plan	2007	2006

UBS Savings and Investment Plan	76.75%	74.97%
UBS Pension Plan	23.25	25.03

Total Master Trust	100.00%	100.00%

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
NOTE 3 INVESTMENTS (continued)
The following table represents the fair value of investments held by the Master Trust as of December 31:

	2007	2006

Investments, at fair value:
Mutual funds	$1,734,033,336	$1,534,634,876
UBS Stock Fund	88,974,538	111,198,046
Manulife Financial Corporation	6,827,150	5,661,089
Group Annuity Contract (GAC 21)	15,366,625	15,153,511
Short-term investments	7,062,129	6,134,671

Total investments, at fair value	1,852,263,778	1,672,782,193
Investment income receivable	9,572	17,690

Total net investments, at fair value	1,852,273,350	1,672,799,883
Adjustment from fair value to contract value for fully benefit-responsive investment contract	161,854	104,634

Total net assets	$1,852,435,204	$1,672,904,517

The following table represents investment income earned by the Master Trust for the years ended December 31:

	2007	2006

Net realized and unrealized appreciation of investments:
Mutual funds	$7,950,395	$169,905,568

Interest and dividend income	85,886,801	44,612,264

	$93,837,196	$214,517,832

The following table represents the Plan’s net appreciation of investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31:

	2007	2006

Net appreciation in fair value:
Mutual funds	$(18,546,575)	$117,623,874

	$(18,546,575)	$117,623,874

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
NOTE 3 INVESTMENTS (continued)
Plan participants have the following investment options:
The GE Asset Management Premier Growth Fund is a US large-cap growth equity fund. The fund’s manager invests in high-quality companies with above-market earnings growth prospects and that are trading at attractive valuations. The fund relies on bottom-up fundamental research as the basis for constructing and managing portfolios. The fund’s benchmark is the Russell 1000 Growth Index. This fund requires participants who transfer their amounts out of this fund to wait 30 calendar days before they may transfer amounts back into this fund.
The Julius Baer International Equity Strategy Fund is a non-US equity fund with some emerging markets equity exposure. The fund’s manager believes that well-diversified international equity portfolios provide better risk adjusted returns than overly concentrated portfolios. They can invest in companies of all sizes, although they normally have a preference for the liquidity that the larger companies provide. They seek companies where the stock price does not reflect the value of expected future cash flows. The fund’s benchmark is the MSEI Index
The Royce Premier Fund is a US small cap value equity fund. Royce invests in a diversified portfolio of small- and micro-cap stocks in an attempt to take advantage of what it believes are undervalued securities. The fund normally invests at least 80% of its assets in a limited number of equity securities with market capitalization between $500 million and $2.5 billion. Security selection falls into one of four themes: Unrecognized Asset Values, Turnarounds, Undervalued Growth, and Interrupted Earnings. The fund’s benchmark is the Russell 2000 Value Index.
The State Street Global Advisors Passive Bond Market Strategy Fund seeks to match the return of the Lehman Brothers Aggregate Bond Index. The fund invests primarily in other commingled funds maintained by the Trustee, which have characteristics consistent with the overall investment objective. The fund may invest directly in securities, which are contained in the index. Additional securities, investments, or commingled funds shall be added to the fund in the event that new sectors are added to the index, and may be implemented without advance notice to participants.
In addition, the fund may invest excess cash in short-term securities and instruments including, but not limited to, repurchase agreements, commercial paper, the Short Term Investment Fund or other short-term cash funds maintained by the Trustee, as well as shares of the State Street Global Advisors Money

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
NOTE 3 INVESTMENTS (continued)
Market Fund or other short-term registered mutual funds for which an affiliate of the Trustee acts as investment advisor. This is a collective trust fund.
The T. Rowe Price Personal Strategy Balanced Fund seeks both capital appreciation and income. The fund typically invests approximately 60% of assets in stocks, 30% in bonds, and 10% in money market instruments. However, allocations can vary up to ten percentage points from these guidelines. While the advisor maintains a well-diversified portfolio, it may at a particular time shade stock selection toward markets or market sectors that appear to offer attractive value and appreciation potential. This is a publicly traded fund.
The T. Rowe Price Personal Strategy Growth Fund seeks capital appreciation. The fund typically invests approximately 80% of assets in stocks and 20% in bonds and money market securities. However, allocations can vary up to 10 percentage points from these guidelines. While the advisor maintains a well-diversified portfolio, it may at a particular time shade stock selection toward markets or market sectors that appear to offer attractive value and appreciation potential. This is a publicly traded fund.
The T. Rowe Price Personal Strategy Income Fund seeks to provide both capital appreciation and income by investing in three major areas: stocks, bonds, and cash. These funds typically invest 40% of assets in equities, 40% of assets in bonds and 20% of assets in money market instruments. However, allocations can vary up to 10 percentage points from these guidelines. While the advisor maintains a well-diversified portfolio, it may at a particular time shade stock selection toward markets or market sectors that appear to offer attractive value and appreciation potential. This is a publicly traded fund.
UBS Global Asset Management, an indirect wholly owned subsidiary of UBS Americas is the investment advisor, administrator, and distributor for the following UBS mutual funds. UBS Global AM earns management fees from these funds. These fees for the mutual funds were paid by the participants; the fees for the collective trust(s) were paid by the company.
The UBS Global Allocation Fund seeks to maximize total return, consisting of current income and capital appreciation, by investing in a diversified portfolio of stocks and bonds around the globe. The fund is similar to the UBS Multi-Asset Portfolio Collective Fund except that it has no exposure to real estate and private equity. The fund’s benchmark is the Global Securities Market Index (a SMI Mutual Fund Index). This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of their purchase date. This is a publicly traded fund.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
NOTE 3 INVESTMENTS (continued)
The UBS Global Bond Fund seeks capital appreciation and current income. The fund invests primarily in investment grade debt securities of US and foreign governments and corporations. When selecting securities, management examines country bond exposures, interest rate sensitivity, and currency exposure. The fund’s benchmark is the Salomon World Government Bond Index, though it may deviate from the weightings in the index based on discrepancies it perceives between current market prices and fundamental values. The fund invests primarily in developed markets. This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of their purchase date. This is a publicly traded fund.
The UBS Global Equity Fund seeks to maximize total return consisting of capital appreciation and current income. The fund typically emphasizes large-cap stocks but also may hold mid- and small-cap issues. The fund’s benchmark is the Wilshire 5000 Equity Index, a broad-based market index that includes US large, intermediate, and small-cap issues. This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of their purchase date. This is a publicly traded fund.
The UBS International Equity Fund seeks total return. The fund normally invests at least 80% of assets in equity securities. Investments in equity securities may include common stock and preferred stock of issuers located throughout the world. The fund may invest in stocks of companies of any size. The fund’s security selection begins with analysis at the individual company and industry level, as well as broader analysis of economic and currency factors, and aims to find equity securities that offer attractive prices with opportunity for appreciation. This is a publicly traded fund.
The UBS Multi Asset Portfolio Collective Fund seeks to maximize total US dollar return without assuming unnecessary risk. It is a long-term, value-driven investment option providing diversification across global markets and asset classes. The fund invests in US and international (Global Ex-U.S.) stocks and bonds, as well as real estate and private markets. The fund’s benchmark is the Multiple Markets Index (MMI), which represents a well-diversified global investment portfolio. This is a collective trust fund.
The UBS Select Money Market Fund is a $7.5 billion SEC-registered mutual fund. Its intent is to seek preservation of capital, maintain high liquidity, and produce current income. It invests in a diversified portfolio of high quality, short-term,

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
NOTE 3 INVESTMENTS (continued)
US-dollar denominated money market instruments (i.e., “First Tier Securities”). It carries AAA ratings from S&P and Moody’s. This is a publicly traded fund.
The UBS Stock Fund invests in an individual employer security, providing performance that is in line with the performance of the underlying employer stock. The total return of company stock funds may reflect dividend payments to shareholders as well as capital appreciation or depreciation. Company stock funds are not diversified and therefore are considered riskier than the “diversified” broad market. Many hold a certain percent of assets in cash-equivalents for liquidity purposes. Therefore, the company stock fund may not reflect the exact performance of the underlying security over any given time period.
The UBS U.S. Equity Fund seeks capital appreciation and current income. The fund normally invests at least 80% of assets in US equities, which may include dividend-paying, common, and preferred stock. The fund emphasizes large cap stocks but may hold small and mid-cap stocks. The fund identifies discrepancies between a security’s fundamental value and its observed market price. These values estimates are then compared to current market prices and ranked against the other stocks in the valuation universe. This is a publicly traded fund.
The UBS U.S. Small Cap Growth Fund is a small cap growth fund that seeks to generate good long-term returns by investing in companies with strong business franchises that generate rapidly rising earnings while controlling risk through diversification and attention to reasonable valuations. The fund invests at least 80% of net assets in equity securities of US companies with market caps less than $2.5 billion at the time of purchase. It may invest up to 20% of net assets in foreign securities. The fund’s benchmark is the Russell 2000 Growth Index. This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of their purchase date. This is a publicly traded fund.
The UBS U.S. Bond Fund seeks capital appreciation and current income while controlling risk. The fund normally invests at least 65% of assets in US debt securities with initial maturities of more than one year. The majority of these investments are rated BBB or higher; the fund may invest a portion of assets in lower-rated debt. The fund’s benchmark is the Salomon Brothers Broad Investment Grade Bond Index, though it may deviate from the weightings in the index based on discrepancies it perceives between current market prices and fundamental values. This fund charges a 1% redemption fee on all shares sold or exchanged within 90 calendar days of their purchase date. This is a publicly traded fund.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
NOTE 3 INVESTMENTS (continued)
The Vanguard Institutional Index Fund seeks investment results that correspond with the price and yield performance of the S&P 500 Index. The fund employs a passive management strategy designed to track the performance of the S&P Index, which is dominated by the stocks of large US companies. It attempts to replicate the target index by investing all of its assets in the stocks that make up the index. Effective December 1, 2007, the Vanguard 500 Index Fund, Admiral Shares, was replaced by the Vanguard Institutional Index Fund, Plus Shares.
The Vanguard Prime Money Market Fund seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests in high quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, and other money market securities. This is a publicly traded fund.
NOTE 4 RISKS AND UNCERTAINTIES
The Plan invests in various investment instruments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 5 INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service dated February 6, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
NOTE 6 TRANSFERS
During 2007, 79 employees from the UBS Financial Services Inc. 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also, 73 employees left the Plan and transferred their assets to the UBS Financial Services Inc. 401(k) Plus Plan. In aggregate, this resulted in a net transfer out of the Plan in the amount of $1,002,111.
During 2006, 512 employees from the UBS Financial Services Inc. 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also, 69 employees left the Plan and transferred their assets to the UBS Financial Services Inc. 401(k) Plus Plan. This resulted in $64,798,035 of net assets transferred into the Plan.
On August 7, 2006, $2,815,088 was transferred from the Prediction Company 401(k) Profit Sharing Plan to the Plan. This amount represents the sum of 50 account balances in the Prediction Company 401(k) Profit Sharing Plan.
During the fourth quarter of 2006, five employees of the total 234 participants who transferred from ABN AMRO voluntarily elected to transfer their outstanding 401(k) loan from the ABN AMRO plan to the Plan. $83,701 of net assets related to ABN AMRO transferred into the Plan.
NOTE 7 SUBSEQUENT EVENTS
In April 2008, the Board of Directors proposed at the Annual General Meeting in Switzerland, and the UBS shareholders approved, to provide an entitlements offering in place of a cash dividend. A Prohibited Transaction Exemption was filed with the Department of Labor. Entitlements were awarded to shareholders in April 2008 with a trading period in April / May 2008. US Trust was appointed as Independent Fiduciary to vote the entitlements on behalf of the plan participants and the proceeds were contributed to the UBS Stock Fund.
In April 2008, the Board of Directors proposed at the Annual General Meeting in Switzerland, and the UBS shareholders approved, to provide a discounted rights offering. A Prohibited Transaction Exemption was filed with the Department of Labor. Rights were awarded to shareholders in May 2008 with a trading period in May / June 2008. US Trust was appointed as Independent Fiduciary to vote the rights on behalf of the plan participants and the proceeds were contributed to the UBS Stock Fund.

UBS SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2007
NOTE 7 SUBSEQUENT EVENTS (continued)
In 2008, UBS laid off 925 employees, which will result in a decrease in active Plan participation.
In May 2008, UBS changed the default investment fund from the Vanguard Money Market Fund to the UBS Multi-Asset Portfolio Collective to comply with the Pension Protection Act of 2006.
In June 2008, UBS changed share class from UBS Select Money Market Fund—Institutional Select Share Class (Ticker SELXX) to UBS Select Preferred Share Class (Ticker SPPXX).
In June 2008, UBS replaced the UBS Global Bond Fund with Loomis Sayles Global Bond Fund.

SUPPLEMENTAL SCHEDULE

UBS SAVINGS AND INVESTMENT PLAN
EIN #98-0186363 Plan #002
Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)
December 31, 2007

Principal
Amount or
Number of		Current
Shares	Description of Investments	Value

	Mutual Funds
4,955,120	GE Asset Management Premier Growth Fund	$54,209,008
5,005,449	Julius Baer International Equity Strategy Fund	223,643,458
3,331,582	Royce Premier Fund	58,036,159
1,064,655	State Street Global Advisors Passive Bond Market Strategy Fund	12,378,762
3,189,922	T. Rowe Price Personal Strategy Balanced Fund	61,437,893
1,786,616	T. Rowe Price Personal Strategy Growth Fund	43,664,892
759,171	T. Rowe Price Personal Strategy Income Fund	11,911,395
3,134,432	*UBS Global Allocation Fund	43,816,804
1,927,792,	*UBS Global Bond Fund	20,353,971
67,514	*UBS Multi Asset Portfolio Collective Fund	145,903,991
6,312,247	*UBS Select Money Market Fund	99,789,102
4,603,902	*UBS Stock Fund	88,974,538
4,842,815	*UBS U.S. Equity Fund	92,637,444
1,494,175	*UBS U.S. Small Cap Growth Fund	21,843,298
3,241,663	*UBS U.S. Bond Fund	32,867,585
2,113,505	Vanguard 500 Index Fund	283,505,504
10,402,400	Vanguard Prime Money Market Fund	123,525,082
	Collective short-term investment fund	3,269,479

		1,421,768,365

	*Loans to participants, 0-25 years maturity, 5.00%-11.50%	16,373,400

		$1,438,141,765

*	Parties-in-interest
Cost information is not required because investments are participant directed.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board and Savings Plan Committee for the UBS Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Savings and Investment Plan

By:	/s/ Edward O’Dowd

Edward O’Dowd, a member of the Retirement Board and Savings Plan Committee

By:	/s/ Barbara Amone

Barbara Amone, a member of the Retirement Board and Savings Plan Committee
Dated: June 27, 2008